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United States Securities and Exchange Commission	Madrid	Washington, D.C.
Division of Corporation Finance
100 F Street, N.E.	File No. 051318-0018

Washington, D.C. 20549-6010

Attention:                                         Max A. Webb, Assistant Director

Justin Dobbie, Legal Branch Chief

J. Nolan McWilliams, Attorney-Adviser

Kristin Shifflett, Accountant

David Humphrey, Accounting Branch Chief

Re:	Fantex, Inc.
Amendment No. 1 to the Registration Statement on Form S-1
Filed November 21, 2013
CIK No. 333-192476

Ladies and Gentlemen:

On behalf of Fantex, Inc. (the “Company”), we are hereby filing Amendment No. 1 (“Amendment No. 1”) to the Company’s above-referenced Registration Statement on Form S-1, which was filed with the Securities and Exchange Commission (the “Commission”) on November 21, 2013 (the “Registration Statement”).  For your convenience, we are also providing a courtesy package that includes five copies of Amendment No. 1, all of which have been marked to show changes from the Registration Statement.

Amendment No. 1 has been revised to reflect the Company’s responses to the comments received on December 19, 2013 from the staff of the Commission (the “Staff”).  For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

December 27, 2013

General

1.                          Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:                                         The Company advises the Staff that neither it nor anyone authorized on its behalf has presented any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to any potential investors in reliance on Section 5(d) of the Securities Act, nor is the Company aware of any research reports about the Company that have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act, added by Section 105(a) of the Jumpstart Our Business Startups Act, by any broker or dealer that is participating or will participate in this offering. If the Company or anyone authorized on its behalf presents such written communications or becomes aware that such materials or research reports have been published or distributed, the Company will notify the Staff and provide copies of the relevant communications or reports.

2.                          Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

Response:                                         The Company acknowledges the Staff’s comment and confirms that the pictures and graphics included in Amendment No. 1 are the only pictures and graphics the Company intends to use in its prospectus related to this offering.

Prospectus Cover Page

3.                          Please revise the prospectus cover page to refocus the disclosure on the common stock of Fantex as a whole. In this regard, the second-to-last paragraph on the prospectus cover page appears to be misplaced without proper context and may be more appropriate in the summary.

Response:                                         In response to the Staff’s comment, the Company has revised its disclosure in Amendment No. 1 to further refocus the disclosure on the common stock of the Company as a whole.  The Company respectfully advises the Staff that the second-to-last paragraph on the prospectus cover page was included directly in response to a request by the California Department of Business Oversight in connection with its approval of the registration for sale of the Company’s securities in California.

December 27, 2013

Prospectus Summary, page 1

Evaluation, Acquisition and Enhancement of Brands, page 2

4.                          We note that the definition of “brand” presented on page 2 in the first paragraph of this section, “We consider a brand to be a distillation of a complex set of associations people make with respect to an individual, including performance, appearance, history and personal story, products or services such individual is associated with, public statements or positions on matters of public concern, how an individual acts or the image such individual projects to the world” appears inconsistent with the definition in the third full paragraph on page 3, “We have created a tracking unit related to each of these brand contracts. We refer to these tracking units generally as ‘brands’. . . .” Please revise for consistency.

Response:                                         In response to the Staff’s comment, the Company has revised its disclosure throughout Amendment No. 1 to delineate the terms (i) “brand” to define an athlete’s brand as the distillation of a complex set of associations people make with respect to an individual, and (ii) a “tracking series brand” as the tracking unit related to a particular brand contract to which the Company is a party.

Vernon Davis Brand Income, page 6

NFL Player Contract, page 7

5.                          We note the disclosure that Vernon Davis is eligible to receive for the 2013 season through the 2015 season with the 49ers a salary of up to an aggregate of $15.1 million, plus bonuses of up to an aggregate of $1.8 million, and that all such payments would be brand income when received by Vernon Davis. However, on page 44 you state that the maximum brand income as of October 30, 2013 under his existing NFL player contract is $13.3 million. Please clarify the inconsistency in the disclosures to highlight the remaining maximum brand income under Vernon Davis’s NFL player contract that will be included brand income.

Response:                                         In response to the Staff’s comment, the Company has revised its disclosure on pages 7, 45 and 87 of Amendment No. 1 to reflect the maximum brand income remaining as of October 30, 2013 under Vernon Davis’s existing NFL player contract. The Company advises the Staff that the sum previously disclosed on page 7 of the Registration Statement included the amounts due in the 2013 NFL season, both before and after October 30, 2013.

Other Contracts, page 7

6.                          We note your disclosure on page 45 that an endorsement partner previously terminated an endorsement contract with Vernon Davis. Please revise page 7 to briefly highlight the termination of this contract.

Response:                                         In response to the Staff’s comment, the Company has revised its disclosure on pages 7 and 8 of Amendment No. 1 accordingly.

December 27, 2013

Arian Foster Brand, page 8

Arian Foster Brand Contract, page 8

7.                          We note the disclosure throughout regarding your brand contract with Arian Foster and its related terms. You also indicate on page 84 that your valuation process for brand contracts will be completed on no less than a quarterly basis. Please tell us the valuation you would have assigned to Arian Foster’s brand contract in light of his season-ending injury on November 3, 2013.

Response:                                         The Company respectfully advises the Staff that it has not re-valued the Arian Foster brand contract in light of Mr. Foster’s season-ending injury on November 3, 2013. The Company has publicly disclosed that it has postponed the offering of Fantex Series Arian Foster, and notes that there is not currently any trading market for the shares of Fantex Series Arian Foster. The Company intends to reevaluate the potential impact of the injury on the value of the Arian Foster brand contract at an appropriate time in the future.

Risks Relating to this Offering and the Offering Process, page 12

8.                           At a suitable place in the filing, please disclose how security holders will know the states in which secondary trading is possible. Also tell us whether the information will be on your website and/or any other location.

Response:                                        In response to the Staff’s comment, the Company has revised its disclosure on page 152 of Amendment No. 1 to disclose the states in which the Company has filed for the registration of the securities. The Company advises the Staff that this information will also be available to potential investors on the Company’s website at the time the investor opens an account with Fantex Brokerage Services, LLC (“FBS”), reserves shares or attempts to trade securities.

December 27, 2013

The Company further advises the Staff that at the time the Company and FBS receive final approvals from the various jurisdictions in which the applications for registration of the Company securities are pending, such information will be made available on the help section of the Company’s website called “Knowledge Base,” which information will be updated from time to time, as appropriate.

Implications of Being an Emerging Growth Company, page 15

9.                          Please revise the disclosure in the first sentence of the last paragraph on page 15 to clarify that you will remain an emerging growth company up to the last day of the fiscal year following the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement under the Securities Act or such earlier time when you are no longer an emerging growth company.

Response:                                         In response to the Staff’s comment, the Company has revised its disclosure on page 15 of Amendment No. 1.

December 27, 2013

The Offering, page 16

10.                   Please add a section here on dividends. Also explain in the Summary how investors will receive funds in excess of 20% of the “available dividend amount” as described in your dividend policy on page 72.

Response:                                         In response to the Staff’s comment, the Company has revised its disclosure on page 17 of Amendment No. 1.

Questions and Answers, page 19

What are the securities that we are offering?, page 19

11.                   Disclosure on page 19 indicates that you will acquire an interest equal to 10% of the gross monies that Vernon Davis receives from and after October 30, 2013, subject to specified exceptions and “net of certain expenses related thereto.” Please clarify the nature of these expenses.

Response:                                         In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 5, 19, 28, 80 and 102. Amendment No. 1 to clarify the nature of the expenses deductible from brand income.

Who is Vernon Davis?, page 20

12.                   Please balance the description of Vernon Davis here to briefly describe his injury history.

Response:                                         In response to the Staff’s comment, the Company has revised its disclosure on page 20 of Amendment No. 1.

What is brand income under the Vernon Davis brand contract?, page 20

13.                   Please tell us, with a view toward revised disclosure, whether Vernon Davis’ recent appearance on “The League” would have been an Included Contract subject to the brand contract.

Response:                                         In response to the Staff’s comment, the Company has revised its disclosure on pages 20 and 116 of Amendment No. 1 to clarify that Mr. Davis’ recent appearance on “The League” is an Included Contract subject to the brand contract.

December 27, 2013

Risk Factors, page 32

We will need to obtain additional funding to acquire additional brands, page 35

14.                   Please revise the first bullet on page 36 to clarify that you have postponed the Fantex Series Arian Foster offering and that such offering may not be consummated on similar terms described in the prospectus or at all. Also revise the summary risk factors section on page 9 accordingly.

Response:                                         In response to the Staff’s comment, the Company has revised its disclosure on pages 12 and 37 of Amendment No. 1.

Brand income may decrease due to factors, page 38

15.                   We note the disclosure that Vernon Davis purchased an insurance policy against the risk of injury or disability, proceeds of which would be considered excluded income under the brand contract. Please revise the definition of “excluded income” on page 29 to disclose such exclusion, as appropriate.

Response:                                         In response to the Staff’s comment, the Company has revised its disclosure on pages 30 and 107 of Amendment No. 1.

Valuation Process, page 83

16.                   With a view towards revised disclosure, please tell us whether you consider the health of the athlete and any related injuries in your valuation process for your brand contracts.

Response:                                         The Company respectfully advises the Staff that the health of an athlete is accounted for in the statistical analysis of the anticipated career length of the athlete.  As described on pages 85 and 86 of Amendment No. 1, two of the six factors account for injuries to the athlete. Early career injuries, determined by number of games missed or surgeries required in a player’s first through third seasons, resulted in shorter career lengths, and as such are accounted for in the statistical analysis.  In addition, the durability factor also takes into account the percentage of regular season games played during the total seasons completed as of the date of the analysis, which intrinsically accounts for any games missed due to injuries. As such, the Company respectfully submits that the health of the athlete and related injuries are relevant factors in the valuation process and are accounted for in the factors enumerated on pages 85 and 86 of Amendment No. 1. In addition, the Company has revised the disclosure on page 84 Amendment No. 1.

December 27, 2013

Vernon Davis Brand Contract, at Estimated Fair Value, page 84

17.                   Please disclose whether the six statistically relevant factors that correlated with a deviation from the average career length of an NFL tight end were the only relevant factors, the most relevant factors or otherwise. Please also explain what criteria or threshold you used to determine statistical relevance.

Response:                                         In response to the Staff’s comment, the Company has revised its disclosure on page 85 of Amendment No. 1 to note that the six factors listed were those that the Company found to be the most statistically relevant factors.  The Company respectfully advises the Staff that in determining the most statistically relevant factors, the Company used a significance level of 0.05 or in other words, that there is equal to or less than 5% probability that the relevant factors occurred by chance.

18.                   Please explain how you concluded that the parameters used to generate the data set you used for the career length determination were appropriate. Please also discuss whether the model accounts for changes to the NFL game and the tight end position that took place over the 20 year period covered by the data set, such as the increased emphasis on using tight ends as receivers rather than blockers.

Response:                                         The Company advises the Staff that it believes that the data set was appropriate to reduce selection bias. The Company used a data set that included all tight ends drafted during a defined period (1990 through 2010), which created a sample size of 212 tight ends that it believes is adequate enough to be meaningful.  Furthermore, the Company respectfully advises the Staff that there was no significant change observed in the tight end position for the players in the data set over the 20-year period.  For example, five of the top ten most offensively productive tight ends (measured by the statistical production factor) were drafted prior to 1993 while the remaining five of the top ten tight ends were drafted between 1996 and 2002.  The Company does not believe that the model was materially affected by any changes to the game in the 20-year period, in light of the fact that the change in the game generally does not appear to have a significant impact on the productivity of the tight ends over such period.

19.                   In consideration that the average career length for your data set of tight ends was approximately 5.5 years, please explain and quantify how you arrived at the conclusion that Vernon Davis’s career length would be approximately 13.4 years in your assessment of the factors described on pages 84-85. Also disclose how many other tight ends in your data set had a career length of 13.4 years or more.

Response:                                         The Company advises the Staff that the expected career length of 13.4 years was calculated by using statistically relevant inputs unique to Vernon Davis.  In other words, Vernon Davis’ statistical production, as described on page 85 of Amendment No. 1, resulted in an expected career length of 13.4 years.  In particular, Vernon Davis was four times more statistically productive than the average NFL tight end, had an overall draft position of six compared to an average overall draft position of 133.7, was 43% more durable than the average tight end in the sample data set as further described in the response to

December 27, 2013

Comment 20 below, did not have injuries in the first three seasons unlike others in the sample data set, and has participated in at least one Super Bowl unlike 78.3% of the data set. Mr. Davis was not found to be able to play in positions other than tight end and as such, this factor did not contribute to increasing his career length in the Company’s model.  The Company further advises the Staff that 30 tight ends in the data set had career lengths of 10 to 13 years and four tight ends had career lengths greater than 13 years:

Athlete	Career Length
Jeff Robinson	17
Dave Moore	15
Mark Bruener	14
Shannon Sharpe	14
Jim Kleinsasser	13
Kyle Brady	13
Christian Fauria	13
Anthony Becht	12
Reggie Kelly	12
Desmond Clark	12
Jason Dunn	12
Jackie Harris	12
David Martin	11
Steve Heiden	11
James Dearth	11
Ernie Conwell	11
Bradford Banta	11
Tony McGee	11
Fred Baxter	11
Frank Wycheck	11
Jeremy Shockey	10
Justin Peelle	10
John Gilmore	10
Alge Crumpler	10
Brandon Manumaleuna	10
Brad St. Louis	10
Daniel Campbell	10
Jerame Tuman	10
Billy Miller	10
Kris Mangum	10
Ken Dilger	10
Ben Coates	10
Eric Green	10
Derrick Walker	10

December 27, 2013

20.                   We note the statement that Vernon Davis was “significantly more durable than average.” Please explain the basis for your conclusion that he is significantly more durable than the tight ends in your data set.

Response:                                         The Company respectfully advises the Staff that the average durability quotient (games played by the player divided by the maximum number of games that the player could have played in throughout his career) for the data set was 64.84%.  In contrast, Vernon Davis’s durability quotient was 92.86%.  Therefore, relative to the other tight ends in the data set, Mr. Davis is considered to be approximately 43% more durable than the average player.

21.                   Refer to the last full paragraph on page 84. In determining that Vernon Davis’s future NFL player contract would be at least $33 million, you identified a comparable group consisting of two tight ends in the NFL. Please disclose the average salary, if known, for the tight ends in the data set that you reviewed and the source for career length and salary data used.

Response:                                         The Company respectfully advises the Staff that the Company is not aware of the salary information for all the tight ends in the data set of 212 players.  The larger data set was merely used to determine the factors statistically relevant in determining a tight end’s career length. In contrast, in determining the value of a potential future contract for Mr. Davis, the Company believes that it is more appropriate to use a sample set of players of similar age, caliber and stage of their career.  For example, the Company believes that Mr. Davis will be awarded a contract whose terms will be materially different from a contract received by a player with comparable performance and age, but who was active for only two seasons.  As such, the Company narrowed the sample set to players who have performed at Mr. Davis’s level (at least one Pro Bowl appearance and an average at least 600 yards per season), who are currently active in the NFL and who have played greater than or equal to eight seasons in the NFL.  Only two players met these criteria.  Of the two players who met the criteria, the Company assessed the value of the contracts each of them entered into at or around age 32 as disclosed on page 88 of the Registration Statement.  The salary data for these two players was derived from Spotrac.com and the career lengths from www.pro-football-reference.com.  The Company respectfully advises the Staff that other NFL players, including Mr. Gonzalez, entered into NFL player contracts at ages above 32 (Mr. Gonzalez signed a $14 million, two-year contract at age 37), but as noted previously, the Company believes that the two contracts entered into by tight ends of similar caliber at or around 31 continue to be the most comparable contracts in determining the value of Mr. Davis’ anticipated NFL player contract.

22.                   Please tell us why the six categories listed on pages 84-85 differ from the comparable explanation you presented in the Fantex Series Arian Foster prospectus.

Response:                                         The Company advises the Staff that finding comparable tight ends to Vernon Davis using a similar constraint analysis as used for Fantex Series Arian Foster would have yielded a very small data set that the Company believes would be less likely to accurately predict career length.  As a result, the Company has developed the econometric model used in the analysis for Fantex Series Vernon Davis to predict career length using a larger data set.

December 27, 2013

23.                   We note that one of the categories is the draft position and that you found that the higher the draft position, the longer the career. Tell us why this factor only works for tight ends and not running backs. Of the comparable running backs listed in Running Back Position of the Fantex Series Arian Foster prospectus tell us how many were drafted.

Response:                                         The Company acknowledges that a higher draft position generally results in a longer career length regardless of whether the player is a running back or a tight end. The Company believes that draft position is often a marker of talent, which can lead to a longer career. The Company advises the Staff that as noted in the response to Comment 22, the Company has not used a similar econometric model for predicting the career-length for Arian Foster since the need for such model did not exist at the time the Company valued Fantex Series Arian Foster. The data set of comparable players to Arian Foster was a large enough and given the varied draft positions of the players in the data set, the Company believes that the effect of the draft position was sufficiently accounted for within the analysis performed. For instance, approximately 19% of the comparable running backs listed in the section entitled “Running Back Position” of the Arian Foster Registration Statement (five out of the 27) were drafted in round three or later, while an additional two of the 27, or roughly 7% of the comparable running backs were undrafted. Therefore, the Company respectfully submits to the Staff that the analysis performed in determining Mr. Foster's career length accounts for the impact of draft position on the predicted career length of the running back.

24.                   It is unclear why playing in a Super Bowl is a relevant factor in determining the career length for an individual player. As football is a team sport, it would appear that playing in a Super Bowl would be attributable to the efforts of an entire team of players. Please clarify.

Response:                                         The Company respectfully advises the Staff that the model predicted an increase of 1.7 years in career length for players who participated in a Super Bowl.  For instance, though participation in a Super Bowl is a team effort, the Company believes that team management is more likely to employ the experienced players who participated in a Super Bowl even beyond their peak playing career and even after a decline in the performance of such players. The reasons include increased visibility and fan connection, increased viewership and the ability of such players to display winning characteristics and the ability of such players to mentor the team’s younger players on what it has taken to make it to the Super Bowl and what it was like to have “been there.”

December 27, 2013

25.                   Please provide us with the information you collected about the percentage of tight ends in the NFL who do not want to be in the NFL Hall of Fame which makes you believe Vernon Davis’s desire to be in the Hall of Fame is predictive of a longer career. Alternately, revise.

Response:                                         The Company respectfully advises the Staff that no numerical value was assigned to Mr. Davis’ desire to be in the Hall of Fame and no data was compiled surrounding this factor.  Instead, the Company advises the Staff that this was purely a qualitative validating factor, lending weight to Mr. Davis’ confidence in himself, his aspirations and the potential that such aspirations will result in a longer career length.  The Company believes that players with an aspiration to enter the NFL Hall of Fame and especially ones who have vocalized that desire (and have the confidence in their ability to do so), are less likely to retire earlier in their careers.  Election into the Hall of Fame requires that players accumulate statistics and achievements throughout their careers that are superior to most other players that have played that position. Playing longer gives a player an increased opportunity to reach the various statistical milestones and obtain additional accomplishments, including participating in additional Super Bowl and Pro Bowl games.

Vernon Davis Estimated Brand Income, page 85

26.                   In the table on page 86, it is unclear why you have not included any amounts in Category B relating to Endorsements for 2014 and beyond. According to the table on page 115, Vernon Davis has potential earnings totaling $413,000 for 2014 and beyond. Please clarify your disclosure in this regard.

Response:                                         In response to the Staff’s comment, the Company has revised its disclosure on page 87 of Amendment No. 1.

27.                   We note the gross amounts in the table on page 86 relating to the NFL player contract for Vernon Davis total approximately $13.9 million as of October 30, 2013. However, your disclosure on page 44 states that the amount of maximum brand income remaining under his NFL contract was $13.3 million as of the same date. Please explain to us the reason for the difference in these amounts.

Response:                                         In response to the Staff’s comment, the Company has revised its disclosure on pages 7, 45 and 87 of Amendment No. 1.

28.                   We note the disclosure on page 44 that, of the $13.3 million that Vernon Davis could earn in the remaining period of his current NFL contract, none of that amount is guaranteed. However, your disclosure on page 86 stating that Category B includes the non-guaranteed portions of his current NFL contract could imply that Category A includes the guaranteed portions. Please revise your footnote to the table on page 86 to state that the amounts included within Category A are not guaranteed.

Response:                                         In response to the Staff’s comment, the Company has revised its disclosure on page 87 of Amendment No. 1 to indicate that portions of Mr. Davis’ income in the year 2013 included within Category A are not guaranteed.

December 27, 2013

29.                   On page 87, we note that you have included a table presenting what you believe is a comparable group to Vernon Davis, based upon past performance, age and stage of career. Please discuss how you arrived at this particular statistical sample by providing the number of tight ends in your original group, and how many players were selected out by each criteria used. Also discuss why you believe that a group of only two players is sufficient for purposes of comparison.

Response:                                         The Company respectfully advises the Staff that in determining the value of a potential future NFL player contract for Mr. Davis, the Company believed that it was appropriate to use a sample set of players of similar age, caliber and stage of their career.  Only two tight ends met the criteria of performing at Mr. Davis’s level (at least one Pro Bowl appearance and an average of at least 600 yards per season), who had played at least eight seasons in the NFL and are active in the NFL today.  While the Company recognizes that this is a small sample set of tight ends, the Company respectfully submits to the Staff that the two players constitute the complete set of tight ends who meet all three criteria.  In response to the Staff’s comment, the Company has amended the disclosure on page 88 of Amendment No. 1.

30.                   We note press reports that Tony Gonzalez has indicated he is retiring at age 33. If so, please indicate in the table on page 87 and revise the disclosure as appropriate.

Response:                                         The Company respectfully submits to the Staff that Mr. Gonzalez is 37 years of age and is currently still an active player in the NFL as a tight end for the Atlanta Falcons. In addition, as noted in the response to Comment 21, the Company advises the Staff that Mr. Gonzalez signed a $14 million, two-year contract at age 37.

Management and Attribution Policies, page 93

Financing Activities, page 97

31.                   We note that you may change the attribution of cash or property from one tracking series to another. Please tell us under what circumstances you would change the attribution policies in this manner, including what factors you would consider in determining whether to use an inter-series loan or an inter-series investment, how the interest rates will be determined, and how the term of the loans will be determined. Please provide us with hypothetical illustrations in this regard. Additionally, please tell us why you believe an inter-series equity investment is consistent with statements elsewhere that each series in linked to a particular brand contract.

Response:                                         The Company respectfully advises the Staff that the board of directors of the Company in good faith has the discretion to invest the assets of a tracking series brand in securities, including other securities offered on the FBS platform.  As such, the Company may make inter-series investments in the ordinary course of business upon the good faith determination by its board of directors, and it has disclosed (and will continue to disclose) this possibility to investors in each of its tracking series.

December 27, 2013

With respect to “Inter-Series Loans,” the Company advises the Staff that it anticipates that many of its brands will have seasonal fluctuations in revenue, and also anticipates that circumstances may exist where an opportunity requiring a cash outlay may arise related to one of its brands at a time where such brand may have short-term liquidity restraints. In such a circumstance, the Company anticipates that a loan between series may be in the best interests of the Company. The Company further advises the Staff that any such loans will be made on market rates and terms as determined in good faith by the board of directors of the Company.

The Company notes that the board of directors of the Company will be required pursuant to Delaware law to exercise fiduciary duties in making all such decisions..

Business, page 101

Enhancing Brand Value, page 103

32.                   We note that you intend to connect your contract parties via “social media” to specific targeted audiences with social media feeds. Please discuss how the information from your brand platform would be more useful to the contract party than information they may already possess or acquire through their current marketing processes. Also, state as a belief of management that you will be able to utilize information to drive more engagement within existing mass audiences as it appears your brand development strategy is aspirational in nature.

Response:                                         In response to the Staff’s comment, the Company has revised its disclosure on page 105 of Amendment No. 1 to state as a belief of management that the Company will be able to utilize information to drive more engagement within existing mass audiences. The Company respectfully advises the Staff that as disclosed on pages 104, 119 and 120 of Amendment No. 1, the Company believes that the marketing processes currently available to the contract parties are sports management or marketing agencies that are currently engaged more in their capacity as sales agencies driving towards better endorsement contracts and a focus on the contract party as a professional athlete, whereas the Company intends to focus more on the contract party’s brand and the ability to sustain and enhance a brand identity that transcends the identity as a professional athlete.  As such, the Company believes that the information and services surrounding connecting the contract parties via “social media” to specific targeted audiences would be more useful to the contract party in building a larger brand than that which is the focus of such contract party’s current marketing partners.

December 27, 2013

Professional Football Compensation, page 110

Vernon Davis Brand Income, page 112

33.                   On page 44, you state that Vernon Davis’s 6-year contract with the 49ers, which he signed in 2010, was worth up to $42.7 million. You further state that, of the $42.7 million, the maximum brand income remaining under this contract at October 31, 2013 was $13.3 million, none of which is guaranteed. In order for investors to gain a better understanding of the actual and future amounts earned, paid or eligible under this contract, please provide a table of the amounts paid or payable under the contract for each year, distinguishing between amounts that were guaranteed and amounts that were earned but not guaranteed, and including any signing bonuses. Within this table, please present amounts by year for the entire time frame of the contract period, including the eligible amounts that could be earned going forward for the remainder of the contract. We suggest you present the overall contractual amounts, which total $42.7 million, and the maximum brand income amounts, which total $13.3 million, in separate columns within the same table. Also, please provide, either within the table or by footnote to the table, detail of the non-guaranteed performance incentive amounts of the contract, showing the maximum amount that Vernon Davis was eligible to earn and the amounts that he actually earned.

Response:                                         In response to the Staff’s comment, the Company has revised its disclosure on page 115 of Amendment No. 1 to include in a tabular form all amounts due under the NFL player contract, amounts earned to date and the maximum remaining brand income amounts.

34.                   Please correct the column headings in the table on page 115 as you currently show the year 2014 twice, and the table ends with 2015 when the disclosure following the table states that Vernon Davis’s endorsement contracts have terms that end in 2016.

Response:                                         In response to the Staff’s comment, the Company has revised its disclosure on page 116 of Amendment No. 1.

Underwriting (Conflicts of Interest), page 146

Offering Process, page 147

35.                   Please provide us a copy of the account funding instructions you intend to provide to potential investors and tell us at what stage of the process those instructions will be provided.

Response:                                         The Company advises the Staff that potential investors will be informed of their ability to and methods of funding an account once their account is approved, based on state of residence and suitability requirements, among others.  Investors are provided with three ways to fund their accounts, via an ACH transfer directly from their bank account, wire transfer (using the wire instructions on the FBS website) or by mailing a check payable to Fantex Brokerage Services, LLC.  Upon completion of the account opening process, potential investors are also informed of their investment limits on a banner at the top of each funding page: “NOTE: Based on your investment profile, you are allowed to invest $[investor specific amount] per 12 months.”  In addition, the help section of the FBS website called “Knowledge Base” contains additional details on how to fund an account.  This information is available to both potential investors with an account and those who have yet to open an account.

December 27, 2013

The Qualification Process, page 147

36.                   Clarify the distinction between an investor’s submission and FBS’s acceptance of a reservation, so that investors will understand that they are not obligated to purchase at the time they submit a reservation, but may become obligated once the issuer takes the subsequent step of “accepting” the reservation, assuming the account is funded.

Response:                                         In response to the Staff’s comment, the Company has revised its disclosure on page 148 of Amendment No. 1.

37.                   Tell us whether funds deposited into a potential investor’s FBS account are designated for use in a particular offering at the time of deposit, or whether the deposited funds may be used to purchase securities other than those offered pursuant to this registration statement. To the extent the funds are designated for use in the current offering, revise your procedures and disclosure to provide that purchase funds may not be deposited until after effectiveness of the registration statement.

Response:                                         The Company advises the Staff that the funds deposited into a potential investor’s FBS account will not be designated for use in a particular offering at the time of deposit.  Rather, the investor may use the funds as he chooses, including making a reservation to participate in a particular offering or making purchases in the secondary market.  In addition, please note that in response to the Staff’s comment, the Company has revised its disclosure on page 149 of Amendment No. 1.

The Closing Process, page 145

38.                   As it appears you intend to permit potential investors to submit reservations prior to effectiveness, please clarify your statement that the “offering will start” on the date the registration statement is declared effective.

Response:                                         In response to the Staff’s comment, the Company has revised its disclosure on page 149 of Amendment No. 1 to conform to the disclosure on the prospectus cover page.

39.                   Revise the disclosure that you may “close the offering at any time” to clarify, if true, that you will first provide the three-day notice described elsewhere in this section.

Response:                                         In response to the Staff’s comment, the Company has revised its disclosure on page 149 of Amendment No. 1 to conform to the disclosure on the prospectus cover page.

The Allocation Process, page 150

40.                   In the event that reservations are placed subsequent to the effectiveness of the registration statement, please describe what notice, if any, you will provide to investors to fund their accounts in order to receive an allocation of shares.

Response:                                         In response to the Staff’s comment, the Company has revised its disclosure on page 150 of Amendment No. 1.

December 27, 2013

41.                   With respect to allocations in oversubscribed offerings, explain as of what point in time you will evaluate whether FBS accounts have been funded.

Response:                                         In response to the Staff’s comment, the Company has revised its disclosure on page 151 of Amendment No. 1.

Index to Statements of Cash Receipts from Included Contracts, page SR-VD-1

42.                   We note you have included disclosure in a paragraph on page SR-AF-1 making investors aware that they are not investing in Arian Foster or the Brand Contract. We believe this disclosure is also relevant to Fantex Series Vernon Davis and therefore such disclosure should be included on page SR-VD-1. Please revise accordingly.

Response:                                         In response to the Staff’s comment, the Company has revised its disclosure on page SR-VD-1 of Amendment No. 1.

* * * * * *

December 27, 2013

We hope the foregoing answers are responsive to your comments.  As noted above, we are concurrently submitting Amendment No. 1 to the Company’s Registration Statement on Form S-1.  Please do not hesitate to contact Jim Morrone by telephone at (650) 463-3058 or by email at jim.morrone@lw.com, or me by telephone at (650) 463-3067 or by e-mail at patrick.pohlen@lw.com, with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Patrick A. Pohlen

Patrick A. Pohlen
of LATHAM & WATKINS LLP

cc:                                Fantex, Inc.

Deloitte & Touche, LLP

Fantex Brokerage Services, LLC

Stifel, Nicolaus & Company, Incorporated

Cooley, LLP